EXHIBIT 1

Clinton Group Calls for Change at ValueVision Media and Responds to ValueVision's Presentation

NEW YORK, June 2, 2014 /PRNewswire/ -- Clinton Group, Inc. ("Clinton Group") announced today that it has sent a letter to shareholders of ValueVision Media, Inc. (Nasdaq: VVTV) asking shareholders to vote for the six independent professionals Clinton Group has nominated for the Board of Directors of ValueVision and responding to ValueVision's recent presentation to shareholders. ValueVision's annual meeting is scheduled for June 18, 2014.

"ValueVision can be a great business, but we strongly believe the Company must combine innovative, proprietary products and brands with inventive and captivating programming to realize its potential," said Gregory P. Taxin, President of Clinton Group. "Without a change in leadership at the Company, we doubt we will see such products or programming. Greatness will not likely be borne from modest, incremental improvements, implemented slowly as appears to us to be the current team's plan."

The Clinton Group's letter is copied in its entirety below and will be mailed to shareholders shortly, along with a Gold proxy card that can be used to vote for the Clinton Group nominees. The letter and other materials relating to the ValueVision Media proxy contest can be found on the Clinton Group's proxy solicitation website, www.AddValueAndVision.com.

"With respect to ValueVision's recently released corporate slide presentation, we believe it is nothing short of misleading in a number of areas," said Mr. Taxin. "The incumbent directors are fiduciaries for the shareholders and it is disappointing that they appear willing to cherry pick timelines, selectively omit data from charts and otherwise present what we believe is a contorted picture (of their own track record and those of our nominees) in attempting to build support and win over shareholders."

The full text of the Clinton Group letter is below.

To Our Fellow Shareholders of ValueVision:

Like you, we are investors in ValueVision Media Inc. ("ValueVision" or the "Company"). We have nominated six independent professionals for the ValueVision Media Board of Directors. Their biographies and their thoughts about the business and its strategy are described in detail on our website, www.AddValueAndVision.com, including in a 42-page presentation and five-minute video.

We are enthusiastic believers in ValueVision's opportunities, and our commitment and belief in the Company's bright future has only grown as we have performed additional due diligence.

That said, we would like to see the Company ambitiously exploit its ubiquitous cable and satellite distribution by offering proprietary products on air, with programming that is engaging and entertaining. We believe the Company can challenge HSN and QVC with a fresh approach to home shopping – an omni-channel approach – that borrows from the best of television, merchandising and live entertainment. At a minimum, we strongly believe that ValueVision can be a significantly improved version of itself; at best, it can rival HSN for market share and market cap.

In our view, we are unlikely, as shareholders, to see any of this at ValueVision if we collectively allow the current management team and Board of Directors to plod along, contently, as the also-ran, third-place player in this three-company market. Management enjoys a great lifestyle: at least ten senior members of management live 900 miles or more from the office, often jetting in on Monday and out on Thursday (mostly at Company expense), and the Board members pay themselves excessively (twice the average for a company this size), mostly in cash.

No wonder, then, the existing team would appear by their actions to prefer docile shareholders to the pressure of having to develop an ambitious plan, perform consistently, generate sustained profits and, perhaps worst of all, having to work five days every week from the Company's offices.

We do not believe greatness will likely be borne at ValueVision from modest, incremental improvements, implemented slowly by a partially committed management team. But greatness is possible. We are aware of a multitude of vendors, brands, personalities and celebrities who would like to partner with our nominees at a revitalized ValueVision to create innovative, proprietary products that Americans would be excited to buy, and which they could only buy from ValueVision. We believe combining such exclusive product with inventive and captivating programming (including live events, audience participation opportunities, social media engagement and intriguing on-air personalities) is a formula for leadership in home shopping and eCommerce.

The incumbent management team and Board are opposed to the changes we are proposing and do not believe the Board of Directors needs any new directors. Yet, rather than rely on solid logic or valid analyses to back their instinctual desire to retain control, they have resorted to what we view as shameless factual distortions, contorted timelines and measurement periods and manipulations of data to convince shareholders that all is well. They are not to be believed.

Take, for example, the Company's recent attempts to brush aside significant stock price underperformance through the creative use of arbitrary endpoints. The fact is that since Mr. Stewart became the Chief Executive Officer, ValueVision stock has significantly underperformed HSN and Liberty Interactive (which owns QVC). The same result holds if one measures from the day Mr. Stewart became the Chief Operating Officer of the Company in August 2008.

The incumbent team would instead have you focus on just the last one year, nine months and eight days, as if the first 1296 days of Mr. Stewart's CEO tenure were just a probationary period. It is true if one cleverly moves the bookends around a bit – starting the stock price measurement period just after the stock collapsed 75% – the most recent 496 days look pretty good. Of course, the stock has not recovered to its mid-2011 level and trades today at a price roughly half of where it traded twenty years ago (at the end of 1993), but the incumbent team hopes you will just focus instead on the last 21 months and eight days, a period in which the stock price has increased.

There is no escaping management's actual track record, however. In March 2011 – during a period of Mr. Stewart's tenure that, with hindsight, is now termed the "strategic alignment" era (apparently to be disregarded by shareholders entirely, as if it never happened) – Mr. Stewart told shareholders on a conference call that he was "very, very confident in our ability to drive shareholder value this year." Unfortunately, however, Mr. Stewart forgot to tell shareholders that the Company was experiencing an era of "strategic alignment," and that they should actually wait to buy the stock until the following August 15, 2012, the moment the incumbents now choose to use as their yardstick. And woe to the shareholder who took Mr. Stewart's March 2011 confidence to heart: that investor lost 71% of their money by year-end 2011 and is still 30% in the hole, today.

There are, we believe, no mulligans in public company stewardship.

We do not believe management and the Board should be able to brush aside its long-running underperformance, ignoring vast periods of time by labeling them in slide decks as "strategic alignment" periods or "survival" eras, or frankly, anything else.

This convenient time-splicing pervades the incumbents' materials in this proxy fight: The Company compares its present performance alternatively to 2008, 2009, the "trailing twelve months" ending July 2012, August 2012, 2008 and 2011, 2008 and each year through 2013, as well as various permutations of these periods. As noted in our May 28 presentation to shareholders, the Company has admitted in writing that it changed its method for calculating various metrics over these periods and has acknowledged that it has not provided complete, consistently calculated numbers to shareholders. We cannot then verify the numbers or trend lines presented or know whether a more complete picture would present a different impression.

On metrics we know for certain, the performance under the incumbent team has not been laudatory. Today, the Company generates less revenue per home in which its programming is available than in any year from 1999 to 2008. This is true even as both HSN and QVC have grown their per-home productivity significantly. The management team has missed its own projections for revenue, profit margins, operating cash flow, profit and product mix repeatedly and often by a wide, wide mark. In January 2010, for example, Mr. Stewart proclaimed that the Company would generate revenue of $1.1 billion by 2014. Instead, analysts do not believe the Company will produce even $700 million of revenue this year.

We believe we know why. The current business plan – focused as it is on selling widely available, "distinctive national brands" with a programming format that is reminiscent of the 1990s and a monotonous and repetitive schedule (last week Invicta watches were sold during half of all primetime programming hours) – is tired.

We are convinced that if a potential customer sat through any part of the five straight hours of Invicta watch selling that was on ValueVision's air last Monday from 7 pm to midnight and decided she wanted to buy an Invicta watch, she almost surely would have gone to the Web to search for lower prices. When we performed a simple Google search for "Invicta watches", Google showed us six retailers (Sears, The Watchery, Amazon, InvitcaWatch.com, Overstock and Zales) that sell Invicta watches, all of which appeared above "ShopHQ" in the search results. Other well known retailers such as JCPenny, Kohl's and Macy's also show up on the first Google search results page as selling Invicta watches. Sears and Amazon each sell more than 500 styles of Invicta watches on their websites.

How does ValueVision ensure that the marketing it is doing on behalf of Invicta (or any of the other "distinctive national brands" such as Gucci, Versace and Ferragamo) translates into a purchase from ValueVision? We do not believe it can. (It is also not clear that the "distinctive national brand" model is sustainable given what we know about these brands' reluctance to allow ValueVision to promote freely their brands and products on social media and elsewhere.)

In short, without proprietary brands – like the ones developed successfully by HSN and QVC –  ValueVision is using its precious airtime to evangelize brands and products that consumers can purchase elsewhere, often at lower prices. Our airtime is being used to help Sears, Amazon, Overstock, Macy's, Kohl's, JCPenny and Zales. Such a model is not a recipe for success, in our view.

Neither is selling "distinctive" goods with a fuzzy, standard definition picture or doing so in staid television studios with generic programming. HSN and QVC have moved beyond this – offering live concerts, "red carpet" events and major personalities and celebrities to draw audience.

It is no wonder to us, then, that the incumbent team and the current business model has failed to generate more revenue per home. ValueVision has been stubbornly stuck at $7 per year per home for the entire tenure of the current Chief Executive Officer, while HSN is at $24 per year per home and QVC is well north of $50. Slow improvements by a sojourning management team will not close this gap any time soon.

That is why we believe it is time for a new Board of Directors and a new, more ambitious business plan. The independent professionals we have nominated have deep industry experience, having served as top executives at HSN and QVC and in the retail, entertainment and television businesses. They have considered carefully the strategy of the Company and have put together a detailed plan for how to grow the Company's business significantly and create shareholder value. That plan is available in the presentation on our campaign website, www.AddValueAndVision.com. It involves creating proprietary brands that can be marketed exclusively on ValueVision's ShopHQ with engaging and diverse programming that will captivate and entertain viewers. The idea is to marry the best of the entertainment, eCommerce and television worlds.

But the incumbent management team and directors are having none of this. They believe the current team and business plan will, given enough time, work out well for shareholders. Perhaps they believe there will be a wave of interest in Invicta watches timed perfectly with an Internet outage.

To convince shareholders to stick with the current plan and team, the incumbents have contorted, in our view, their own record and are now also misstating and manipulating the record of our nominees. Our nominees, as noted, bring substantial experience as Chief Executive Officers and other C-suite executives in the home shopping, retail, entertainment and television businesses. It is, in our view, a testament to the incumbents' desperation that they claim, with seemingly straight faces, that a slate made up of such talented people is "weak" and does not have relevant "experience or expertise."

Really? The former CEO of HSN has nothing to add to the market-share losing, third-place home shopping network? The former President and CFO of HSN, has nothing to add? The former head of marketing for QVC? The Emmy-award winning producer of some of television's most successful shows? The former CEO of Sony Music Entertainment, who has relationships with leading and emerging celebrities and personalities? The former President and Chief Merchant of Saks?

The incumbents supposedly believe our independent nominees constitute a "weak slate" with nothing to add (and have no "relevant" experience), yet the incumbent directors find themselves worthy of reelection. Shocking. So, while our nominees have no "relevant" experience, the incumbents support instead the election of a former insurance company executive, an Internet ad sales executive, the CFO of a health care information technology company (which was recently delisted for failing to produce financial statements on time), and a former auditor and technology company CFO.

Ah, but the incumbents note that each sitting director has "media related public board experience." But the only such experience they have is on the board of ValueVision Media itself. Similarly, the incumbents say they each have "multi-channel retail experience" because they each sit on the board of ValueVision Media. So, for example, the former CFO of a company that provided "workforce optimization software" is, ipse dixit, more qualified to serve on the ValueVision Board – and has more "relevant" experience – than the former CEO of HSN, the Company's key competitor. By this same standard, anyone presently on the Board would be well qualified because, well, he would be on the Board. This is a complete tautology not worthy of serious consideration.

The incumbents also selectively criticize the public board experience of our nominees. Left out of their analysis (and highly misleading table of stock price returns), however, is the board experience of Tommy Motolla and Mark Bozek. This is not a coincidence. The stock price returns of the boards on which Mssrs. Motolla and Bozek have sat have outperformed the market significantly. Do the incumbents fairly present that data for shareholders to consider? No. Instead, faced with these inconvenient facts (i.e. facts that do not fit the incumbents' preferred story line), the incumbents simply left those boards off their slide and out of the performance table. It is nothing short of misleading for the Company to say the "nominees have exhibited dismal track records" while intentionally leaving out the companies that performed well. It is also misleading to show an "average" stock return that only averages the worst performers. (Also, ask yourself: Did the incumbents provide a table of stock returns for the other companies on which the incumbents serve as directors? They did not. I bet you can guess why.  If you find stock returns of other companies to be relevant to your vote, I encourage you to look at the returns at Interpublic Group, Local.com, Jones Group and Patterson Companies during the board tenure of the incumbent Board nominees.)

The incumbents also take aim at Clinton Group. Such an attack is really beside the point: We are not proposing to put one of our people on the Board or to set the strategy for the Company. Instead, we have nominated six independent professionals to join this Board. They, not us, will help set strategy and oversee operations and they have provided a detailed description of their thoughts and plans. This election is about the alternatives for the Board and not about us.

That said, the incumbents use highly misleading charts and statistics to denigrate our firm's track record and reputation. The fact is that in the last five years, our activist fund has made 17 investments in consumer-facing (retail and restaurant) companies. Since the date of our first investment into each of those companies through last Friday, the companies in which we invested returned twice the return of the Russell 2000. The same is true of the five companies (of those 17) in which we have nominated individuals for (or otherwise sought) board seats.

What, then, of the charts and words used by the incumbents in an attempt to make our track record appear poor? Take, for example, the treatment of our investment in Dillard's. The incumbents display in their presentation the stock returns for Dillard's until the end of 2008. We all remember how that year ended (including at ValueVision, whose stock was down 94% that year). Many of the directors we supported for the Dillard's board of directors in 2008, including one we specifically identified and recommended, remain on the Dillard's board, contributing to shareholder value, to this day. Since the end of 2008 (and the end of the chart the incumbents use in their materials), Dillard's stock is up 24 times. Funny how the incumbent ValueVision directors find a way to criticize our efforts at Dillard's even though the stock has wildly outperformed ValueVision (and the market) over this period. We note that since our Schedule 13-D filing at Dillard's on January 29, 2008, Dillard's total return for shareholders has been +535% while ValueVision is down 26% over the same period.

$120
$100
$80
$60
$40
$20
$0
ValueVision Case Study Ends
Jun-07
Aug-08
Sep-09
Oct-10
Dec-11
Jan-13
Mar-14
Dillard's Inc. (NYSE:DDS) - Share Pricing

And so on. We are disappointed that the incumbents – fiduciaries for the shareholders – appear willing to use arbitrary cut off dates (in analyzing their own track record and ours), shift comparison periods between analyses, intentionally omit data to skew averages and make seemingly self-serving determinations about who is able to contribute to the Board. We wish the incumbents would debate us on the facts and merits of our proposals instead.

We believe the Company can be better and we hope you think so too.

We are thrilled for the support of the employees and vendors who have called us and indicated they are sending in their GOLD ballots. The Company they describe from the inside is one with a dysfunctional management structure and a troubling lack of vision, but one with immense, latent potential. They want change. So do we.

Don't be fooled by fallacious arguments and numerical manipulation. ValueVision today has an enterprise value equal to one-tenth of HSN and one-fiftieth of QVC. The stock is off 33% so far this year. We do not believe it has to stay this way. Our nominees have a detailed plan that is described fully in our presentation (on pages 27 to 32), which is available on our campaign website. We encourage you to review it and our definitive proxy statement before you vote.

If you too think ValueVision can be better than it is, please vote on the GOLD card and vote for our nominees.

If you have any questions or require any assistance in delivering your proxy, please contact Okapi Partners LLC at VVTV@OkapiPartners.com or (212) 297-0720 or Toll-Free (855) 305-0857. You can also contact the Clinton Group at VVTV@Clinton.com.

Thank you for your consideration,

//s//

Gregory P. Taxin

About Clinton Group, Inc.

Clinton Group, Inc. is a Registered Investment Advisor based in New York City. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

Important Additional Information

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON RELATIONAL OPPORTUNITY, LLC, GEH CAPITAL, INC., CHANNEL COMMERCE PARTNERS, L.P., CLINTON GROUP, INC., GEORGE E. HALL (COLLECTIVELY, "CLINTON") THOMAS D. BEERS, MARK BOZEK, RONALD L. FRASCH, THOMAS D. MOTTOLA, ROBERT ROSENBLATT AND FRED SIEGEL (TOGETHER WITH CLINTON, THE "PARTICIPANTS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF VALUEVISION MEDIA, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BY THE PARTICIPANTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT  DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT

HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, CLINTON'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CONTACT:  N. Lennox, +1-212-825-0400